Rule 424(b)(3)
                                           Registration Statement No. 333-119172
                                                              CUSIP:  12560PDV0;
                                                         Common Code:  22075578;
                                                             ISIN:  US12560PDV04



PRICING SUPPLEMENT NO. 12 (Amended)
Dated May 18, 2005 to
Prospectus, dated October 28, 2004 and
Prospectus Supplement, dated October 29, 2004



                                  $800,000,000



                               [CIT LOGO OMITTED]


                                 CIT Group Inc.
            $800,000,000 Floating Rate Senior Notes Due May 23, 2008


                               Joint Lead Managers


Banc of America Securities LLC     Barclays Capital     Bear, Stearns & Co. Inc.


                          ----------------------------



      National Australia Bank                           RBC Capital Markets

(X) Senior Note                        ( ) Subordinated Note

Principal Amount:                      $800,000,000.

Proceeds to Corporation:               99.850% or $798,800,000.

Underwriters' Commission:              0.150% or $1,200,000.

Issue Price:                           100% or $800,000,000.

Original Issue Date:                   May 25, 2005.

Maturity Date:                         May 23, 2008, provided that if such day
                                       is not a Business Day, the payment of
                                       principal and interest may be made on the next succeeding Business Day as if it were made on the date that the payment was due, and no interest on such payment will accrue for the period from and after the Maturity Date.

Interest Rate Basis:                   LIBOR Telerate.

Index Maturity:                        Three months.

Spread:                                +21 basis points (0.21%).

Interest Rate Calculation:             LIBOR Telerate determined on the Interest
                                       Determination Date plus the Spread.

Initial Interest Rate:                 LIBOR Telerate determined two London
                                       Business Days prior to the Original Issue
                                       Date plus the Spread.

Specified Currency:                    U.S. Dollars ($).

Delivery:                              The Notes are expected to be delivered in
                                       book-entry form on or about May 25, 2005.

Form:                                  Global Note.

Interest Reset Dates:                  Quarterly on February 23, May 23, August
                                       23, and November 23 of each year,
                                       commencing on August 23, 2005, provided
                                       that if any such day would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest
                                       Reset Date will be the immediately
                                       preceding Business Day.

Interest Payment Dates:                Interest will be paid on the Maturity
                                       Date and quarterly on February 23, May
                                       23, August 23, and November 23 of each
                                       year, commencing on August 23, 2005,
                                       provided that if any such day (other than the Maturity Date) is not a Business Day, then the Interest Payment Date will be postponed to the following day which is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment
                                       Date will be the immediately preceding
                                       Business Day.

Accrual of Interest:                   Accrued interest will be computed by
                                       adding the Interest Factors calculated
                                       for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The
                                       "Interest Factor" for any Note for each
                                       such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Determination Date:           Two London Business Days prior to each
                                       Interest Reset Date.

Calculation Date:                      The earlier of (i) the fifth Business Day
                                       after each Interest Determination Date,
                                       or (ii) the Business Day immediately
                                       preceding the applicable Interest Payment
                                       Date.

Maximum Interest Rate:                 Maximum rate permitted by New York law.

Minimum Interest Rate:                 0.0%.

Exchange Listing:                      None.

Other Provisions:                      "LIBOR Telerate" means the rate for
                                       deposits in U.S. dollars having the Index
                                       Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

                                       "Telerate Page 3750" means the display
                                       page designated as page 3750 on the
                                       Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

                                       "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York and that is also a London Business Day.

                                       "London Business Day" means any day on
                                       which dealings in deposits in U.S.
                                       dollars are transacted in the London
                                       interbank market.

Trustee, Registrar, Authenticating     J.P. Morgan Trust Company, National
Agent, Calculation Agent and Paying    Association.
Agent:

CUSIP:                                 12560PDV0.


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


                              PLAN OF DISTRIBUTION

         We have entered into a terms agreement, dated as of May 18, 2005, with the Underwriters named below, for whom Banc of America Securities LLC, Barclays Capital Inc., and Bear, Stearns & Co. Inc. are acting as representatives. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters have severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                     Underwriters of Notes                      Principal Amount
                     ---------------------                      ----------------

Banc of America Securities LLC.................................   $240,000,000
Barclays Capital Inc...........................................    240,000,000
Bear, Stearns & Co. Inc........................................    240,000,000
National Australia Bank Limited, London Branch.................     40,000,000
RBC Capital Markets Corporation................................     40,000,000
                                                                ----------------
     Total.....................................................   $800,000,000
                                                                ================

         We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement, and to certain dealers at a price less a concession not in excess of 0.10% of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.10% of the principal amount of the Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

         The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

         The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

         In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

         Certain of the Underwriters will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between such Underwriters and their respective customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from such Underwriters based on transactions they conduct through the system. Such Underwriters will make the Notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

         Other than this pricing supplement, the accompanying prospectus and prospectus supplement and any registration statement of which they form a part, each in electronic format as filed with the SEC, the information on any Web site is not a part of this pricing supplement, the accompanying prospectus or prospectus supplement or any registration statement of which they form a part.

         Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

         The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.


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              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following summary discusses certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by U.S. Holders (as defined in the accompanying Prospectus Supplement, dated October 29, 2004). This summary is applicable only to investors who purchase the Notes in the initial offering at their original issue price and hold the Notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address investors that are subject to special tax rules (including financial institutions, tax-exempt organizations, dealers in securities, partnerships or other pass-through entities for U.S. federal income tax purposes and persons subject to alternative minimum tax) or that hold the Notes as part of an integrated investment. This summary supplements, and should be read in conjunction with, the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying Prospectus Supplement, dated October 29, 2004.

         For U.S. federal income tax purposes, the Notes will be treated as "variable rate debt instruments" that provide for stated interest at a single "qualified floating rate." A U.S. Holder will, under the applicable Treasury regulations, be required to include in gross income, as ordinary interest income, the stated interest on a Note at the time such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. In the case of a U.S. Holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period would be determined by assuming that the Notes bear interest at a fixed interest rate equal to the value, as of the issue date, of the qualified floating rate, and the interest allocable to the accrual period would be adjusted to reflect the interest actually paid during the accrual period.

         U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax treatment, and the tax consequences to them of the acquisition, ownership and disposition, of the Notes.


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